EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

Atlas Pipeline Partners, L.P.

(amounts in thousands except ratios)

Nine months ended September 30, 2007
Earnings:
Loss before income tax expense (1)	$(42,855)
Fixed charges	39,413
Interest capitalized	(1,798)
Amortization of previously capitalized interest	84

Total	$(5,156)

Fixed Charges:
Interest cost and debt expense	38,126
Interest allocable to rental expense (2)	1,287

Total	$39,413

Ratio of Earnings to Fixed Charges	— (3)

(1)	Includes a non-cash loss recognized on derivatives of $39.3 million for the nine months ended September 30, 2007.
(2)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(3)	Due to the Partnership’s loss for the nine months ended September 30, 2007, its earnings were insufficient to cover its fixed charges by $44.6 million.